UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated May 14, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  May 15, 2014

Exhibit No.	Description

1.	Press Release dated May 14, 2014

Exhibit 1

Jinpan International Reports First Quarter 2014 Financial Results

* First quarter revenue increased 17.5% year-over-year to $41.3 million

* Sales to OEM customers increased 36.6% year-over-year to $6.5 million

* First quarter net income increased 32.8% year-over-year to $1.5 million, or $0.09 per share

* Maintaining Fiscal 2014 earnings outlook; net income expected to be in the range of $18.2 million to $19.1 million, or $1.09 to $1.14 per share, reflecting 10-15% earnings growth

Carlstadt, N.J., May 14, 2014 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the first quarter ending March 31, 2014.

First Quarter 2014 Results

Net sales for the first quarter were $41.3 million, a 17.5% increase from $35.2 million in the same period last year.  Sales growth was driven by steady demand in the Chinese market, increased sales of switchgears and unit substations, and expanded sales to OEM customers.

In the first quarter, China sales increased 15% year-over-year to $37.1 million, or 89.8% of net sales, compared to $32.2 million, or 91.6% of net sales in the same period last year. Net sales outside of China for the quarter increased 40% year-over-year to $4.2 million, or 10.2% of net sales, compared to $3.0 million, or 8.5% of net sales for the same period last year.

Sales to OEM customers increased 36.6% year-over-year to $6.5 million, or 15.8% of net sales, compared to $4.8 million, or 13.6% of net sales in the same period last year.

Gross profit in the first quarter increased 17.1% year over year to $12.8 million from $10.9 million in the same period last year.  First quarter 2014 gross profit margin was 31.0%, compared to 31.0% in the prior year period. Gross margin in the first quarter was stable compared with the same period last year as slightly improved pricing and lower production costs were offset by an increased mix of lower margin products.

Selling and administrative expenses in the first quarter were $10.9 million, or 26.3% of net sales, compared to $9.6 million, or 27.2% of net sales in the same period last year.  Selling and administrative expenses increased from the same period last year due to higher sales volume and increased costs associated with the establishment of the Guilin plant.

Operating income for the first quarter increased 43.9% to $1.9 million, or 4.7% of net sales, from $1.3 million, or 3.8% of net sales, in the same period last year.

Net income for the first quarter increased 32.8% to $1.5 million, or $0.09 per diluted share, compared to $1.1 million, or $0.07 per diluted share, in the same period last year.  First quarter net income, as a percentage of net sales, was 3.7% compared to 3.2% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “We are pleased with our strong start to 2014, which builds on the positive momentum from last year.  We posted double-digit sales growth for the third consecutive quarter.  Our Guilin facility has enabled us to enhance our position in the  cast resin transformer market and to further penetrate new and larger markets for switchgears and unit substations.

Demand for our products remains healthy, driving a strong increase in orders during the first quarter of 2014, which led to a recovery in our backlog.  We remain focused on serving our core markets, with railroad, subway, wind power, and utility-scale solar continuing to drive robust growth. Our switchgear and unit substation products are gaining traction, as we seek to penetrate these markets in China. Finally, having qualified with six international OEM customers, we have shifted our focus from expanding our OEM customer base to deepening our relationships with these customers to increase our sales.

At the end of March, our backlog equaled $118 million, down 16.9% from the prior year period and up 18.0% from the fourth quarter of 2013.  Our year-over-year backlog decline reflects the increased production of standardized cast resin transformers from our Guilin facility, which has accelerated our average cycle time and enabled us to convert orders into revenue more quickly.  We expect our backlog will gradually increase as our business expands.”

Balance Sheet

As of March 31, 2014, the Company had $18.6 million in cash and cash equivalents, restricted cash, and short term investments, compared to $30.8 million as of December 31, 2013. The Company’s accounts receivable on March 31, 2014 totaled $140.5 million, compared to $144.6 million as of December 31, 2013.   Total bank loans outstanding at March 31, 2014 were $43.2 million, compared to $43.1 million at December 31, 2013.

Financial Outlook

The Company reiterates its guidance for the full year 2014, projecting revenue and earnings growth of approximately 10% to 15% compared to 2013.  Net sales are expected to be in the range of $248 million to $260 million and net income is expected to be in the range of $18.2 million to $19.1 million, or $1.09 to $1.14 per share.

Conference Call Information

Jinpan’s management will host a conference call and webcast on Thursday, May 15, 2014, at 8:30 a.m. Eastern Time.  Listeners may access the call by dialing 1-888-264-8904 (toll free) or 1-913-312-0686 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 108983.  A replay of the call will be available through May 22, 2014, by dialing 1-877-870-5176, access code 2035761.

ABOUT JINPAN INTERNATIONAL

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income (unaudited)
For the Three Month Period Ended March 31, 2014

	Three months ended
	March 31

	2014	2013
(US$ in thousands, except per share data)

Net sales	41,315	35,171
Cost of Goods Sold	(28,526)	(24,254)
Gross Margin	12,789	10,917

Operating Expenses
Selling and administrative	(10,851)	(9,570)
Operating income	1,938	1,347

Interest Expenses	(608)	(268)
Other Income	432	373
Income before income taxes	1,762	1,452

Income taxes	(245)	(310)
Net income after taxes	1,517	1,142

Other comprehensive income (loss)
Foreign currency translation adjustment	16	(4)
Total comprehensive income	1,533	1,138

Earnings per share

-Basic	US$0.09	US$ 0.07

-Diluted	US$0.09	US$ 0.07

Weighted average number of shares

-Basic	16,230,541	16,187,218

-Diluted	16,651,207	16,722,062

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet

	(Unaudited)	(Audited)
	March 31, 2014	December 31, 2013
(In US$ thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	13,836	24,582
Restricted cash	856	1,316
Short-term investment	3,901	4,920
Notes receivable	13,035	15,802
Accounts receivable, net	140,528	144,606
Inventories, net	36,999	33,614
Prepaid expenses	6,257	4,204
Land use right	377	377
Deferred tax assets	2,243	2,119
Other receivables	7,784	6,891
Total current assets	225,816	238,431

Property, plant and equipment, net	76,413	75,601
Construction-in-progress	1,597	3,787
Land use right	14,679	14,840
Goodwill	13,694	13,818
Other assets	87	90
Deferred tax assets	34	34
Total assets	332,320	346,601

Liabilities and shareholders' equity
Current liabilities:
Short-term bank loans	10,759	11,101
Accounts payable	24,857	27,013
Notes Payable	5,645	10,498
Income tax payable	2,173	2,516
Advances from customers	13,659	14,207
Other liabilities	24,926	30,339
Total current liabilities	82,019	95,674
Commitments and contingencies
Long term liability:
Deferred Income	4,737	4,785
Long Term bank loans	32,428	31,998
Total Liabilities	119,184	132,457

Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2014 and 2013		-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,418,456 in 2014 and 2013	74	74
Common stock-warrants	-	-
Additional paid-in capital	37,714	37,693
Reserves	12,849	12,849
Retained earnings	137,739	136,874
Accumulated other comprehensive income	25,028	26,937
	213,404	214,427
Less: Treasury shares at cost,
Common stock –135,488 in 2014 and 138,306 in 2013	(268)	(283)
Total shareholders' equity	213,136	214,144
Total liabilities and shareholders' equity	332,320	346,601

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Three Months Ended March 31, 2014 (unaudited)

	For the Three Months Ended
	March 31
	2014	2013
(In US$ thousands)

Operating Activities
Net Income	1,517	1,142
Adjustments to reconcile net income to
Net Cash provided by (used in) operating activities:
Depreciation	1,062	1,629
Amortization of prepaid lease	24	92
Deferred Income Tax	(143)	(170)
Provision for doubtful debts	809	562
Loss/(gain) on disposal of fixed assets	-	-
Stock-based compensation Cost	20	13
Changes in operating assets and liabilities
Restricted Cash	450	233
Accounts Receivable	1,984	(523)
Notes Receivable	2,636	4,756
Inventories	(3,703)	(3,372)
Prepaid Expenses	(2,100)	(3,012)
Other Receivable	(957)	(1,363)
Accounts Payable	(1,923)	4,341
Notes Payable	(4,780)	(1,082)
Income Tax	(321)	(47)
Advance From customers	(422)	2,015
Other liabilities	(5,164)	(3,065)
Net Cash provided by (used in) operating activities	(11,011)	2,149

Investing activities
Purchases of property, plant and equipment	(187)	(6,032)
Proceeds from sales of property, plant and equipment	-	-
Payment for construction in progress	(206)	(1,128)
Sell of short term investment	21,553	11,151
Purchase of short term investment	(20,573)	-
Receipt of government grant for new plant construction	-	1,109
Net Cash provided by (used in) investing activities	587	5,100

Financing activities
Proceeds from bank loan	6,158	8,125
Repayment of bank loan	(5,680)	(7,265)
Proceeds from exercised stock option	15	73
Dividend paid	(651)	(486)
Net Cash provided by (used in) financing activities	(158)	447

Effect of exchange rate changes on cash	(164)	54
Net increase/(decrease) in cash and cash equivalents	(10,746)	7,750
Cash and Cash equivalents at beginning of year	24,582	18,510
Cash and Cash equivalents at end of year	13,836	26,260

Interest paid	458	340
Income Tax paid	710	193